Exhibit 99.1
11.           Information About the Company and the Offering

11.1        About this Prospectus Supplement

This prospectus supplement is part of a shelf prospectus that we filed with the Israel Securities Authority, or ISA, using a “shelf” registration process.  Under this process, we may sell from time to time any combination of the securities described in the shelf prospectus in one or more offerings up to the total amounts described in the shelf prospectus with respect to each type of securities.  This prospectus supplement provides specific information about the offering by us of up to NIS 400,000,000 of Series B Debentures under the shelf prospectus.  This prospectus supplement provides additional information regarding this offering and the description of the Series B Debentures that are being offered.  Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus.  If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Before you invest in our securities, you should carefully read this prospectus supplement, the accompanying prospectus and the information that we incorporate by reference into those documents.  In the event that there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents, you should only rely on the information contained in the document with the latest date.  Please refer to the information and documents listed and described under the heading “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction other than in Israel.  You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.  Our business, financial condition, results of operation and prospects may have changed since that date.

In this prospectus, “we”, “us”, “our”, the “Company” and “B Communications” refer to B Communications Ltd., an Israeli company, and its subsidiaries unless otherwise indicated.  As used in this prospectus, “Internet Gold” means “Internet Gold - Golden Lines Ltd.,” “Eurocom Communications” means “Eurocom Communications Ltd.,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd.; “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “DBS” or “YES” (the trade name for DBS) means DBS Satellite Service (1998) Ltd.

All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

11.2        Forward-Looking Statements

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein contain forward-looking statements which involve known and unknown risks and uncertainties.  We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements.  Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters.  You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain.  Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” of this prospectus supplement and of the accompanying prospectus and certain other matters discussed in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in those documents, and other publicly available sources.  Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

11.3         Prospectus Supplement Summary

This summary may not contain all of the information that may be important to you.  You should read this entire prospectus supplement, including the financial data and related notes incorporated by reference in this prospectus supplement, before making an investment decision.  This summary contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ significantly from the results discussed in the forward-looking statements.  Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus.

B Communications Ltd.

We were incorporated under the laws of the State of Israel in 1999 as “Gold E Ltd.”  In 2000, we changed our name to Goldtrade Electronic Trading Ltd., and in 2006, we changed our name to Smile.Communications Ltd.  In 2007, we changed our name to 012 Smile.Communications Ltd. following our acquisition of 012 Golden Lines Ltd.  In October 2007, we completed our initial public offering in the United States, prior to which we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or the TASE, whose shares are included in the TASE-75 Index.  On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of the controlling interest in Bezeq.

Since April 14, 2010, we have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider.

Bezeq is the principal provider of communications services in Israel.  Bezeq and its subsidiaries implement and provide a broad range of telecommunications operations and services, including domestic fixed-line, cellular, Internet services, international communication services, multi-channel television, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (such as network endpoint services).  Bezeq has the following four principal areas of operation, which are reported as business segments in its consolidated financial statements:

•
Bezeq – domestic fixed-line communications.  This segment primarily includes Bezeq’s operation as a domestic operator, including fixed-line telephony services, Internet services, transmission services and data communications.

•
Pelephone – cellular telephone.  This segment primarily includes cellular mobile telephone services (cellular communications), marketing of end-user equipment, installation, operation and maintenance of cellular communications equipment and systems.

•
Bezeq International– Internet, international communications and network endpoint, or NEP, services.  This segment primarily includes Internet service provider, or ISP, services, international communications services and NEP services.  Bezeq International is the owner of 49.99% of Walla! Communications Ltd., or Walla!, an Israeli company whose shares are listed on the TASE that provides portal services and Internet media services.  Bezeq International has also announced its intention to purchase additional shares of Walla!, following which it would own approximately 71.8% of Walla!

•	YES - multi-channel television. This segment primarily includes multi-channel digital television broadcasts to subscribers over satellite and provision of value-added services to subscribers.

As of September 20, 2010, Internet Gold beneficially owned approximately 76.62% of our ordinary shares and Eurocom Communications beneficially owned 77.99% of our ordinary shares.  Eurocom Communications owned 70.88% of Internet Gold’s outstanding shares as of September 20, 2010.  Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Corporate Information

Our registered offices and our principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 52503, Israel, and our telephone number is +972-3-9240000.  Our website address is www.bcommunications.co.il.  The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

Recent Developments

On August 2, 2010, Bezeq’s board of directors recommended the distribution of a cash dividend to its shareholders of an aggregate NIS 1.28 billion, or approximately NIS 0.48 per share. The distribution was approved by Bezeq's shareholders on September 12, 2010. The dividend is payable on October 7, 2010 to shareholders of record as of September 20, 2010.  The distribution is in accordance with Bezeq’s dividend policy of distributing, on a semi-annual basis, cash dividends amounting to 100% of the net profit attributable to shareholders.  We currently hold 30.41% of Bezeq’s outstanding shares.

The Offer

Issuer	B Communications Ltd.
Securities Offered	Up to NIS 400,000,000 aggregate principal amount of Series B Debentures.
Denomination	The Series B Debentures will be issued in NIS units, each in the principal amount of NIS 1,000.
Offering Price	NIS 1,000 per each unit in the principal amount of NIS 1,000.
Maturity	We will pay the Series B Debentures in four equal annual installments on March 31 of each of the years 2016 through 2019.
Interest Rate	The Series B Debentures will bear interest at a rate per annum to be determined by a tender, but not more than 6.5% per annum.
Interest Payment Dates
Interest on the outstanding principal of the Series B Debentures will be paid on March 31 and September 30 of each of the years 2011 through 2018 and on March 31, 2019, for the period ended on the last day before such payment date

Ranking	The Series B Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding.
Redemption	We will not be entitled to call the Series B Debentures for redemption prior to maturity.
Listing	We have applied to list the Series B Debentures for trading on the TASE.
Series B Debentures Rating	A2/stable rating.
Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, which may include working capital expenditures and liquidity.
Trustee	Reznick Paz Nevo Trusts Ltd.
Governing Law	Laws of the State of Israel.
Risk Factors	You should consider carefully the risk factors in this prospectus supplement and the accompanying prospectus before deciding to participate in our securities.

11.4        Risk Factors

An investment in our securities is speculative and involves a high degree of risk.  Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment.  Before deciding whether to invest in our securities, you should carefully consider the following factors as well the risk factors beginning on page C-7 of the accompanying prospectus and the other information contained in this prospectus supplement and the accompanying prospectus and in the other reports that we file with the Securities and Exchange Commission, or SEC, and that we incorporate by reference into this prospectus supplement and the accompanying prospectus.

Risks Related to the Series B Debentures Offered by this Prospectus Supplement

Our ability to make payments under the Series B Debentures may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq.

Our ability to repay our debt, including payments under the Series B Debentures, may be affected by Bezeq’s distribution policy and the amount of dividends we receive from Bezeq.  If we are unable to meet our debt obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.  Our ability to sell our holdings in Bezeq is limited by the terms of the loan agreements that we entered into to facilitate the Bezeq acquisition, as well as the terms of the control permit issued to us in connection with our acquisition of the controlling interest in Bezeq.  We may be unable to obtain financing or sell assets on satisfactory terms, or at all.

The Series B Debentures will be unsecured and will be subordinated to any secured debt obligations from time to time outstanding.

The Series B Debentures will be unsecured and will be subordinated to any secured indebtedness from time to time outstanding.  As of June 30, 2010, we had NIS 307 million of Series A Debentures outstanding that are unsecured and our wholly-owned subsidiaries had secured borrowings of NIS 4.3 billion under two financing agreements that they entered into to facilitate the Bezeq acquisition.  Under the two financing agreements, the Bezeq shares that we acquired and all other rights and assets of our indirect wholly-owned subsidiary that directly holds the Bezeq interest (except additional shares of Bezeq that it might acquire in the future) have been pledged to the lenders as security under the loan agreements.  In addition, our direct wholly owned subsidiary has pledged to the lenders the entire equity it holds in the subsidiary we established to acquire the Bezeq shares and the debt owed by such subsidiary.  If we default on the Series B Debentures, or in the event of bankruptcy, liquidation or reorganization, then, to the extent that we have granted security over our assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before we could make payment on the Series B Debentures.  If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

An active trading market for the Series B Debentures may not develop.

There is no established trading market for the Series B Debentures.  Though we have applied for the listing of the Series B Debentures on the TASE, an active trading market in the Series B Debentures may not develop.  If a trading market does not develop, purchasers of the Series B Debentures may not be able to sell them.  Even if a trading market for the Series B Debentures develops, the liquidity of any market for the Series B Debentures will depend upon the number of holders of the Series B Debentures, our performance, the market for similar securities, the interest of securities dealers in making a market in the Series B Debentures and other factors.  Accordingly, no assurance can be given as to the liquidity or market price of, or adequate trading markets for, the Series B Debentures.

We may incur additional indebtedness ranking equally or senior to the Series B Debentures.

We are permitted us to issue additional debt that ranks equally or senior to the Series B Debentures.  If we incur any additional debt that ranks senior to the Series B Debentures, the holders of that debt will rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to such debt, including the Series B Debentures.  If we incur any additional debt that ranks on an equal and ratable basis with the Series B Debentures, the holders of that debt will be entitled to share ratably with the holders of the Series B Debentures in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us subject to satisfaction of certain debt limitations.  This may have the effect of reducing the amount of proceeds paid to you.

Your right to receive payments on the Series B Debentures will be subordinated to certain statutory liabilities.

We are incorporated under the laws of the State of Israel and any insolvency proceedings would proceed under, and be governed by, Israeli insolvency laws.  Under Israeli bankruptcy law, the obligations under the Series B Debentures are subordinated to certain statutory preferences.  In the event of liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the Series B Debentures.

A ratings decline could adversely affect the value of the Series B Debentures.

Our Series B Debentures have been assigned an A2 stable rating by Midroog Ltd., an Israeli rating company affiliated with Moody’s.  Any of the agencies that rate our debt has the ability to lower the ratings currently assigned to our debt, as a result of its views about our current or future business, financial condition or results of operations.  Any ratings decline could adversely affect the value of the Series B Debentures.  A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.

There are restrictions on your ability to transfer or resell the Series B Debentures in the United States without registration under applicable U.S. federal and state securities laws.

The Series B Debentures being offered by this prospectus are being offered and sold in Israel in reliance upon an exemption from registration under U.S. federal and applicable state securities laws.  Therefore, you can not transfer or resell the Series B Debentures in the United States other than pursuant to a registration statement under the Securities Act of 1933, as amended or an exemption from the registration requirements of the U.S. federal and applicable state securities laws.

11.5        Ratio of Earnings to Fixed Charges

The following table shows our ratio of earnings to fixed charges:

IFRS:

(NIS in millions)	2008	2009
Pre-tax earnings from continuing operations	75	202
Fixed charges	75	37
Adjusted pre- tax earnings from continuing operations	150	239

Fixed charges
Interest charges (1)	70	32
Rental interest factor (2)	5	5
Total	75	37
Ratio of earnings to fixed charges	2.00	6.46

U.S. GAAP:

(NIS in millions)	2005	2006	2007
Pre-tax earnings from continuing operations	19	8	63
Fixed charges	9	4	47
Adjusted pre- tax earnings from continuing operations	28	12	110

Fixed charges
Interest charges (1)	7	1	42
Rental interest factor (2)	2	3	5
Total	9	4	47
Ratio of earnings to fixed charges	3.11	3.00	2.34
________________
(1) Interest expenses, amortization of discount and adjustment of long-term loan and leases.
(2) Rental interest factor is estimated out of total lease expenses.

11.6        Capitalization and Indebtedness

The table below sets forth our unaudited capitalization as of June 30, 2010 (i) on an actual basis and (ii) on an as adjusted basis to give effect to our issuance and sale of NIS 400,000,000 aggregate principal amount of Series B Debentures in the offering and the receipt by us of net proceeds of approximately NIS 395,800,000, after deducting arranger’s fees and commissions and estimated remaining offering expenses.  See Section 11.8, “Use of Proceeds.”

You should read the table together with our audited financial statements for the year ended December 31, 2009 and notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2009, and our unaudited financial statements for the quarter ended June 30, 2010, included in our Report on Form 6-K filed on August 3, 2010, which have been incorporated by reference in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(U.S. dollars in millions) (unaudited)
Cash and cash equivalents and marketable securities	167	272
Short-term debt	525	525
Long-term debt
Debentures	560	560
Series B Debentures	--	105
Bank debt	1,555	1,555
Total long-term debt	2,115	2,220
Total equity attributable to equity holders of the Company	359	359
Non-controlling interest	2,756	2,756
Equity	3,115	3,115
Total liabilities and equity	7,276	7,381

11.7        Market For Our Ordinary Shares

Our ordinary shares were listed on the NASDAQ Global Market in connection with our initial public offering on October 30, 2007 and have been traded on the TASE since November 14, 2007.  On September 20, 2010, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $24.75 and the last reported sale price of our ordinary shares on the TASE was NIS 93.45.

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
April 2010	$34.99	$29.30	NIS 127.90	NIS 114.00
May 2010	$30.39	$24.91	NIS 114.40	NIS 98.04
June 2010	$27.91	$23.20	NIS 107.60	NIS 91.00
July 2010	$25.95	$22.50	NIS 103.00	NIS 86.55
August 2010	$25.93	$21.13	NIS 98.93	NIS 81.59
September (until September 20)	$25.69	$22.21	NIS 93.45	NIS 84.20

11.8        Use of Proceeds

We estimate that we will receive net proceeds of approximately NIS 395,800,000 from the sale by us of NIS 400,000,000 aggregate principal amount of Series B Debentures, after deducting arranger’s fees and commissions and our estimated remaining offering expenses.  We intend to use the net proceeds from this offering for general corporate purposes, which may include working capital expenditures and liquidity.

For additional information see Section 10 of this Prospectus Supplement.

11.9        Material Changes

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference in this prospectus supplement and as disclosed in this prospectus supplement, no material changes have occurred since December 31, 2009.

11.10      Offering Expenses

We estimate that the expenses to be incurred by us in connection with the offering of securities under this prospectus supplement, including legal fees and expenses, accounting fees and expenses, printing fees, arranger’s fees and other commissions and expenses, will be approximately NIS 4,200,000.

For additional information see Section 10 of this Prospectus Supplement.

11.11      Legal Matters

Fischer Behar Chen Well Orion & Co., Tel-Aviv, Israel will pass upon matters of Israeli law for us with respect to securities offered by this prospectus supplement.  Carter Ledyard & Milburn LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this prospectus supplement.

11.12      Experts

The consolidated financial statements appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 have been audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, as set forth in its report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

11.13      Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 30, 2010;

•
Our Reports on Form 6-K furnished to the SEC on June 30, 2010, July 13, 2010, July 28, 2010, July 29, 2010, July 30, 2010, August 2, 2010 (two reports), August 3, 2010, August 25, 2010, August 26, 2010, August 30, 2010, August 31, 2010 and September 1, 2010 (two reports), September 2, 2010, September 8, 2010, September 9, 2010 and September 20, 2010 (two reports);

•
Our Report on Form 6-K furnished to the SEC on June 28, 2010, incorporating an English translation of Bezeq’s audited financial statements and annual report for the fiscal year ended December 31, 2009, the Hebrew version of which were published by Bezeq on March 3, 2010;

•
Our Report on Form 6-K furnished to the SEC on August 9, 2010, incorporating an English translation of Bezeq’s unaudited financial statements and quarterly report for the second quarter of 2010, the Hebrew version of which were published by Bezeq on August 2, 2010;

•
Our Report on Form 6-K furnished to the SEC on August 26, 2010, with our unaudited pro forma condensed combined statements of income for the year ended December 31, 2009 and unaudited pro forma condensed combined statements of financial position as of December 31, 2009; and

•	The description of our ordinary shares contained in our Annual Report on Form 20-F for the year ended December 31, 2009.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents.  Please direct your written or telephone requests to B Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52503, Israel, Attn: Doron Turgeman, Chief Financial Officer, telephone number +972-3-9240000.  You may also obtain information about us by visiting our website at www.bcommunications.co.il.  Information contained in our website is not part of this prospectus.